

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 14, 2007

By facsimile to (619) 702-9401 and U.S. Mail

Mr. Kevin P. O'Connell
Chief Executive Officer
IMMS, Inc.
660 Newport Center Drive, Suite 720
Newport Beach, CA 92660

Re: IMMS, Inc.
       Pre-effective Amendment 5 to Registration Statement on Form SB-2
       Filed May 4, 2007
       File No. 333-137098

Dear Mr. O'Connell:

    We reviewed the filing and have the comments below.

General

1. Please update your filing as required by Item 310(g) of Regulation S-B. You must provide interim financial statements as of and for the three months ended March 31, 2007 in any amendment filed after May 14, 2007.

Statements of Operations, page 37

2. We note that you have labeled your revenue line item as related party in response to our prior comment 3. It is unclear to us that all of your revenue from inception to date has been generated from related parties. Specifically, we note your revenue recognition policy on page 17 that your revenue to date has been derived from advertising, marketing sponsors, and race purses. In addition, we note that you did not adopt SFAS 153 until the beginning of 2006. Please revise your statements of operations in response to our prior comment 3 to present revenue from related parties on a separate line item or explain to us your related party revenue generated prior to 2006.

3. In addition, we note your revised disclosures on page 25. Specifically, we note your disclosures of $33,463 due on demand, non-interest bearing loans payable outstanding and $70,000 in notes payable to related parties. Please revise your balance sheets to present your liabilities due to related parties separately and identify these as due to related parties.

Note 2. Related Party Transactions, page 44

1. It is unclear to us how you have responded to our prior comments 4 and 5. We note that you have revised your disclosures to state that revenue is recognized on a per race basis, but you have not told us your basis for recognizing revenue in this manner. In addition, you did not disclose whether the number or races you participate in is equal in each month during the racing season. In addition, tell us the specific races you participated in where you displayed advertising under the Calvin agreement. Provide us the dates of each of the races and any other information about the races that is relevant to revenue recognition. In addition, based on your revised disclosures, it is unclear if you will record deferred revenue based on your agreement. Therefore, we repeat our prior comments 4 and 5.

Closing

File an amendment to the SB-2 in response to the comments. To expedite our review, IMMS may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If IMMS thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since IMMS and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If IMMS requests acceleration of the registration statement's effectiveness, IMMS should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve IMMS from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- IMMS may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that IMMS provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Ryan E. Rohn, Staff Accountant, at (202) 551-3739 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

Mr. Kevin P. O'Connell
May 14, 2007
Page 4

cc: Audie J. de Castro, Esq.
        Stanley M. Moskowitz, Esq.
        de Castro P.C.
        309 Laurel Street
        San Diego, CA 92101